Exhibit 99.1

Agricultural solutions for today’s growing world

KWS and Origin Agritech Announce Commercial Biotech Trait and Corn Germplasm License Agreement

DES MOINES, Iowa and Einbeck, Germany, November 29, 2017 / – Origin Agritech Ltd. (Nasdaq: SEED) (“Origin” or the “Company”), an agricultural biotechnology trait and seed provider, announced today that the company has entered into a commercial biotechnology trait and corn germplasm license agreement with KWS SAAT SE (KWS), one of the world’s leading plant breeding and seed companies. This agreement facilitates KWS’ entry into China’s corn biotechnology trait and expanded seed market.

Under the agreement, Origin will combine insect resistance and herbicide tolerance traits co-developed by the Chinese Academy of Agriculture Sciences and Origin Agritech into KWS corn inbred lines. Biotech-enhanced corn is planned to be deployed upon Chinese commercial and regulatory approval. Future biotech enhanced versions of these products will also be made available to KWS to serve Chinese farmers.

“KWS has been a strong strategic partner in the development of Origin’s new insect resistant and herbicide tolerant traits, and this agreement is a key milestone for our company,” said Bill Niebur, CEO, Origin Agritech. “This collaboration enables Origin to deliver the value of the new traits when integrated into the strong genetics of KWS. We believe that the deployment envisaged by this and previous agreements could provide Origin’s technology greater access to the future biotech corn market, which we estimate could become a $1 billion market opportunity.”

KWS has 160 years of plant breeding history, a 70-country footprint and a strong reputation in China.

“We are happy about the opportunity to combine Origin’s traits with KWS genetics to develop highly performing insect resistant and herbicide tolerant seed varieties which would be of high value for the Chinese farmer,” said Gyula Szelle, head of East-SE Asia Corn and Oilcrops at KWS. “It will continue to be our ambition to offer our high-quality corn seed to the Chinese market through our affiliates and licensees there and with regard to future policies.”

Aligned with the goals of the China Ministry of Agriculture, Origin will continue to support the advancement of agricultural biotechnology. The recent 13th Five Year Plan released by the Chinese government pushes for accelerated development of biotech crops, emphasizing insect control for maize and herbicide tolerance for soybeans.

“We are committed to modernizing China’s agriculture system and improving the country’s food security,” Niebur said. “Our partnership and commercial agreement with KWS will advance Origin’s mission of providing agricultural solutions for today’s growing world through being the preferred partner for and from China in biotechnology.”

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About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China’s Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates breeding stations nationwide located in key crop-planting regions. Product lines are vertically integrated for corn. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

About KWS SAAT SE

KWS is one of the world’s leading plant breeding companies. In fiscal 2016/17, 4,950 employees in 70 countries generated net sales of EUR 1,080 million and earnings before interest and taxes (EBIT) of EUR 132 million. A company with a tradition of family ownership, KWS has operated independently for more than 160 years. It focuses on plant breeding and the production and sale of seed for corn, sugar beet, cereals, rapeseed and sunflowers. KWS uses leading-edge plant breeding methods to continuously improve yield and resistance to diseases, pests and abiotic stress. To that end, the company invested EUR 190 million last fiscal year in research and development, 17 percent of its net sales. For more information: www.kws.com. Follow us on Twitter® at https://twitter.com/KWS_Group.

*All figures exclude the companies carried at equity AGRELIANT GENETICS LLC., AGRELIANT GENETICS INC. and KENFENG – KWS SEEDS CO., LTD.

Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “will,” “would,” “target,” and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They also involve risks and uncertainties, many of which are beyond the company’s control. Some of the important factors that could cause the company’s actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company’s intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact:

Xin Zhou

Phone: +86-10-58907556

Email: xin.zhou@originseed.com.cn

Mandy Schnell

KWS SAAT SE, Head of Communications

Phone: +49-5561-311-334

Email: mandy.schnell@kws.com